UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO/A

TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 23)

PLACER DOME INC.

(Name of Subject Company (Issuer))

BARRICK GOLD CORPORATION

(Name of Filing Person (Bidder))

Common Shares

(Title of Class of Securities)

725906101

(CUSIP Number of Class of Securities)

Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒.

This Amendment No. 23 amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 10, 2005 by Barrick Gold Corporation (“Barrick”).

The Schedule TO relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, at the election of the shareholder of Placer Dome: (a) US$22.50 in cash for each Share; or (b) 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to proration.

The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005 (the “Offer and Circular”) and the related Letter of Transmittal, filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO, as amended by the notice of variation and extension dated January 4, 2006 (the “First Notice”) and by the notice of extension and subsequent offering period dated January 20, 2006 (the “Second Notice”) filed, respectively, as Exhibit 1.6 and Exhibit 1.8 to Schedule TO.

Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular, as amended by the First Notice and the Second Notice.

Item 6 and 8

Item 6 (Purposes of the Transaction and Plans or Proposals) and Item 8 (Interest in Securities of the Subject Company) of the Schedule TO are hereby amended and supplemented to include the following:

On February 8, 2006, the guaranteed delivery period for the Offer expired. In the Offer, after giving effect to settlement of the Shares tendered pursuant to Notices of Guaranteed Delivery, Barrick acquired an aggregate of 418,672,333 Shares, which represent approximately 94% of the outstanding Shares.

In respect of the Shares taken up on January 19, 2006, Shareholders who tendered to the Cash Alternative have received US$22.50 in cash for each Share and those who have tendered to the Share Alternative have received US$2.34 in cash and 0.7429 of a Barrick common share for each Share. In respect of the Shares taken up on February 3, 2006, Shareholders who tendered to the Cash Alternative have received US$22.50 in cash for each Share and those who have tendered to the Share Alternative have received US$2.51 in cash and 0.7366 of a Barrick common share for each Share. The aggregate cash consideration paid by Barrick under the Offer has been US$1,163,007,641 million and the aggregate number of common shares issued by Barrick under the Offer is 304,274,376 million.

Item 12 Exhibits

As permitted by General Instruction F to Schedule TO, Item 12 of the Schedule TO is hereby amended and supplemented to include:

Exhibit	Description
(a)(23)(1.1)	The Material Change Report, dated February 3, 2006 (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K furnished to the Commission on February 9, 2006)

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(a)(23)(1.2)	The Early Warning Report, dated February 7, 2006 (incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished to the Commission on February 9, 2006)
(a)(23)(1.3)	The Report of Result of Take-Over Bid, dated February 7, 2006 (incorporated by reference to Exhibit 3 of Barrick’s Form 6-K furnished to the Commission on February 9, 2006)
(a)(23)(1.4)	The Business Acquisition Report, dated February 10, 2006 (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K furnished to the Commission on February 14, 2006)

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    BARRICK GOLD CORPORATION

                                                    By: /s/ Sybil E. Veenman
                                                    Name:  Sybil E. Veenman
                                                  Title:   Vice President, Assistant General
                                                                                                                                                                           Counsel and Secretary
                                                     Date:   February 21, 2006

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EXHIBITS

Exhibit	Description
(a)(23)(1.1)	The Material Change Report, dated February 3, 2006 (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K furnished to the Commission on February 9, 2006)
(a)(23)(1.2)	The Early Warning Report, dated February 7, 2006 (incorporated by reference to Exhibit 2 to Barrick’s Form 6-K furnished to the Commission on February 9, 2006)
(a)(23)(1.3)	The Report of Result of Take-Over Bid, dated February 7, 2006 (incorporated by reference to Exhibit 3 of Barrick’s Form 6-K furnished to the Commission on February 9, 2006)
(a)(23)(1.4)	The Business Acquisition Report, dated February 10, 2006 (incorporated by reference to Exhibit 1 to Barrick’s Form 6-K furnished to the Commission on February 14, 2006)

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